UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Napster, Inc.

(Name of Subject Company)

Napster, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

630797108

(CUSIP Number of Class of Securities)

Wm. Christopher Gorog

Chief Executive Officer and Chairman of the Board

Napster, Inc.

9044 Melrose Avenue

Los Angeles, California 90069

(310) 281-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

David Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2008, and subsequently amended by Amendment No. 1 on October 2, 2008 and Amendment No. 2 on October 10, 2008 (as further amended from time to time, the “Schedule 14D-9”), by Napster, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Puma Cat Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”), originally filed with the SEC on September 26, 2008, to purchase all issued and outstanding shares of the Company’s common stock, and the stock purchase rights associated with such shares (the “Shares”), at a price of $2.65 per Share, without interest or accrued dividends, net to the seller in cash, upon the terms and subject to the conditions in the Offer to Purchase dated September 26, 2008 (as amended or supplemented from time to time) and in the related Letter of Transmittal (as amended or supplemented from time to time), which were filed as exhibits to the Schedule TO.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment have the meanings set forth in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8(f) “Regulatory Approvals” of Schedule 14D-9 is hereby amended and supplemented to include the following:

“Pursuant to the German Act against Restraints of Competition (the “Act”), Parent filed notification of the Offer and the related transactions with the GFCO on October 2, 2008. On October 14, 2008, Parent was notified that the GFCO has granted clearance to proceed with the Offer. Accordingly, the condition to the Offer requiring the clearance or expiration of the required one-month waiting period under the Act has been satisfied.”

Item 8(g) “Legal Proceedings” of Schedule 14D-9 is hereby amended and supplemented to include the following:

“On October 10, 2008, two purported stockholders of the Company filed an amendment to the Sullivan Action, which was initially filed in the Superior Court of the State of California, Los Angeles County on September 16, 2008. The amended complaint adds a third claim, which alleges additional breaches of fiduciary duties by the Company and its directors in connection with the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAPSTER, INC.

By:	/s/ Aileen Atkins
Aileen Atkins
Secretary

Dated: October 14, 2008